Exhibit 99.1

FIRST AMENDMENT TO AND WAIVER RELATING TO

THE COMBINATION AGREEMENT

This FIRST AMENDMENT TO AND WAIVER RELATING TO THE COMBINATION AGREEMENT, dated as of May 17, 2017 (this “Agreement”), is entered into by and between Intelsat S.A. (RCS Luxembourg B162135), a public limited company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg (“Absorbing Company”), and Company (as the term “Company” is defined in the Combination Agreement (as defined below)), and solely with respect to Section 3, SoftBank Group Corp., a Japan corporation (“Purchaser”). Each of Company and Absorbing Company may hereinafter be referred to individually as a “Party” and jointly as the “Parties.” Unless otherwise defined herein, capitalized terms used but not defined herein have the meanings ascribed to them under the Combination Agreement (as defined below).

WITNESSETH

WHEREAS, the Parties are party to that certain Combination Agreement, dated as of February 28, 2017 (the “Combination Agreement”), upon the terms and subject to the conditions of which, the Parties will, among other things, effect a business combination through a merger (fusion par absorption) of Company with and into Absorbing Company;

WHEREAS, the Parties desire to amend the Combination Agreement and enter into certain agreements and grant certain waivers relating thereto, in each case as set forth in this Agreement;

WHEREAS, Section 9.4 of the Combination Agreement provides that the Combination Agreement may be amended by an instrument in writing signed by each of the Parties; and

WHEREAS, Section 5.9 of the Share Purchase Agreement provides that neither Party may amend, waive or modify, or request any waiver from the other Party with respect to, any provision of the Combination Agreement, without the prior written consent of Purchaser, which shall not be unreasonably withheld, conditioned or delayed.

NOW, THEREFORE, in consideration of the foregoing and for other valuable consideration, the receipt of which is acknowledged, the Parties and Purchaser agree as follows:

1. Amendments.

(a) The definition of “Exchange Ratio” in Section 3.1(a) of the Combination Agreement is hereby amended by replacing “sixty-six (66)” with “69.474”.

(b) Section 3.4 of the Combination Agreement and Exhibit C to the Combination Agreement are hereby amended by replacing all references to “US$5.00” therein with “US$4.75”.

(c) The definition of “Absorbing Company Pro Forma Interest Expense” in Section 1.1(a) of the Combination Agreement is hereby amended by replacing “US$1,730,000,000” with “US$1,791,591,000.00”.

(d) Section 8.1(i) of the Combination Agreement is hereby deleted in its entirety and replaced with the following:

“(i) Debt Exchanges. The Debt Exchanges shall have been consummated or shall be consummated concurrently with the Closing on terms such that, immediately prior to the Closing but assuming the consummation of the transactions contemplated by this Agreement, the ratio of (i) US$1,650,670,000 to (ii) Absorbing Company Pro Forma Interest Expense equals or exceeds 2.262:1.000”.

(e) Clause (a) of the first Recital of the Combination Agreement is hereby deleted in its entirety and replaced with the following: “a share-for-share exchange pursuant to which shareholders of the Jersey Company shall transfer, and contribute by way of a contribution in kind (apport en nature) under and in accordance with Luxembourg law and with the benefit of an auditor report on the contribution in kind as provided for under Luxembourg law, all of the shares of the Jersey Company to the Luxembourg Company in exchange for, and against the issue of, shares in the capital of the Luxembourg Company (such exchange and contribution, the “Company Redomiciliation by Share Exchange”) and, upon the completion of the Company Redomiciliation by Share Exchange, pursuant to Section 10.9 the Luxembourg Company shall become the assignee to this Agreement and all rights, interests and obligations hereunder”.

(f) Section 7.12(b) of the Combination Agreement is hereby amended by replacing “April 1, 2017” with “July 1, 2017”.

(g) Section 9.1(e) of the Combination Agreement is hereby amended by replacing “May 29, 2017” with “June 2, 2017”.

(h) The fifth Recital of the Combination Agreement is hereby amended by replacing “(the “Share Purchase Agreement”)” with “(as amended from time to time in accordance with its terms, the “Share Purchase Agreement”)”.

2. Waivers.

(a) The Parties acknowledge that the proviso to the first sentence of Section 7.11(f) of the Combination Agreement provides that notwithstanding anything in the Combination Agreement to the contrary, no Party may offer to the holders of Intelsat Notes in the Exchange Offers any cash or equity consideration in excess of the aggregate cash and equity consideration set forth in the Exchange Offer Press Release (such proviso, the “Original Provision”). The Parties further acknowledge that, on or about the date of this Agreement, the Absorbing Company intends to issue a new press release announcing amendments to the debt exchange offers set forth in the Exchange Offer Press Release, in substantially the form attached hereto as Exhibit A (the “Amended Press Release”), which Amended Press Release includes $61.591 million in additional cash consideration.

(b) Accordingly, each Party hereby waives compliance with the Original Provision solely to the extent of the additional $61.591 million in cash consideration set forth in the Amended Press Release.

3. Purchaser’s Consent. In accordance with Section 5.9 of the Share Purchase Agreement, Purchaser hereby consents to, and each of Purchaser and the Parties hereby waives any provisions of the Share Purchase Agreement requiring the prior consent of or notice to Purchaser with respect to, the amendments and waivers set forth in Sections 1 and 2.

4. Reservation of Rights. This Agreement, together with the Combination Agreement, contains the entire understanding of the Parties and Purchaser with respect to the subject matter of this Agreement. The parties hereto agree that this Agreement shall not be deemed to constitute a waiver of any existing right or remedy under the Combination Agreement not expressly stated herein. Except as specifically stated herein, (i) each party hereto hereby expressly reserves all rights and remedies available to such party for the full protection and enforcement of its rights or remedies under the Combination Agreement, without prejudice to any rights or remedies that such party may now have or may have in the future under or in connection with the Combination Agreement, and (ii) the Combination Agreement shall continue in full force and effect in accordance with the provisions thereof.

5. Miscellaneous.

(a) Representations and Warranties of the Company. Company represents and warrants that (i) it has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, (ii) the execution and delivery of this Agreement by Company has been duly and validly authorized by all necessary company action, including by Company’s Board of Directors, and no other corporate proceedings on the part of Company are necessary to authorize this Agreement, and (iii) this Agreement has been duly executed and delivered by Company and, assuming due authorization, execution and delivery by Absorbing Company and Purchaser, constitutes a legally valid and binding obligation of Company, enforceable against Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b) Representations and Warranties of Purchaser. Purchaser represents and warrants that (i) it has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, (ii) the execution and delivery of this Agreement by Purchaser has been duly and validly authorized by all necessary company action, including by the appropriate committee of Purchaser’s Board of Directors, and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement, and (iii) this Agreement has been duly executed and delivered by Purchaser and, assuming due authorization, execution and delivery by the Parties, constitutes a legally valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c) Representations and Warranties of Absorbing Company. Absorbing Company represents and warrants that (i) it has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, (ii) the execution and delivery of this Agreement by Absorbing Company has been duly and validly authorized by all necessary company action, including by Absorbing Company’s Board of Directors or an appropriate committee thereof, and no other corporate proceedings on the part of Absorbing Company are necessary to authorize this Agreement, and (iii) this Agreement has been duly executed and delivered by Absorbing Company and, assuming due authorization, execution and delivery by Company and Purchaser, constitutes a legally valid and binding obligation of Absorbing Company, enforceable against Absorbing Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(d) No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any person other than the Parties and Purchaser and their respective successors and permitted assigns.

(e) Other Miscellaneous Terms. The provisions of Sections 10.1, 10.2, 10.3, 10.4, 10.6, 10.7, 10.8, 10.9, 10.10, 10.11, and 10.12 of the Combination Agreement shall apply mutatis mutandis to this Agreement.

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

INTELSAT S.A.

By:	/s/ Michelle V. Bryan
Name:	Michelle V. Bryan
Title:	Executive Vice President, General Counsel
and Chief Administrative Officer

WORLDVU SATELLITES LIMITED

By:	/s/ Eric Béranger
Name:	Eric Béranger
Title:	CEO

SOFTBANK GROUP CORP.

By:	/s/ Ren Tanaka
Name:	Ren Tanaka
Title:	Corporate Officer

[Signature Page to First Amendment to and Waiver Relating to the Combination Agreement]